Christopher D. Menconi

Partner

+1.202.373.6173

christopher.menconi@morganlewis.com

Via EDGAR Correspondence

July 23, 2026

U.S. Securities and Exchange Commission

Division of Investment Management

Attn: Jaea Hahn, Senior Counsel

100 F Street NE

Washington, DC 20549

Re:	Morgan Stanley Portfolios, Series 89 (the “Registrant”)
File No. 333-295295

Dear Ms. Hahn:

This letter responds to comments provided verbally during a call on May 21, 2026, with respect to the Registrant’s Registration Statement on Form S-6. The Registration Statement, which was filed on April 24, 2026, includes one underlying unit investment trust portfolio, Space Economy Contributors (the “Trust”). Summaries of the comments and responses thereto on behalf of the Registrant are provided below. Where a comment has been addressed, such edit has been incorporated throughout the Registration Statement.

INVESTMENT SUMMARY

Investment Concept and Selection Process, Pages 2-3

1.	Comment: With regard to the Trust’s name, “Space Economy Contributors,” please revise the disclosure to clarify how MS&Co. Research identifies companies as “Contributors” to the space economy, including what metrics, factors or other criteria are considered in determining whether a company is a Contributor, and relatedly, whether companies are screened based on revenue or any other specific threshold in determining whether a company is connected to the space economy.

Response: The Registrant acknowledges the Staff’s comment and has revised the “Investment Concept and Selection Process” section to provide additional disclosure regarding the manner in which MS&Co. Research identifies companies as Contributors to the space economy. Specifically, the disclosure has been revised to clarify that Contributors are companies that MS&Co. Research believes are enablers across the space economy value chain, including producers of raw materials, manufacturers of components, satellite operators and other space industry participants. The revised disclosure further clarifies that the Report describes the connection of each identified Contributor to the space economy by reference to its space-related products, services or functions.

Morgan, Lewis & Bockius llp

1111 Pennsylvania Avenue, NW
Washington, DC 20004	+1.202.739.3000
United States	+1.202.739.3001

In addition, the revised disclosure notes that, in selecting Contributors for the list, MS&Co. Research used a qualitative process that took into account the views of Morgan Stanley’s global research team across relevant industry sectors and the space-related products, services or functions associated with each company. The Registrant further notes that the Report does not describe the use of a revenue-based screen or other specific quantitative threshold in identifying Contributors.

Principal Risk Factors, Pages 3-4

2.	Comment: Please address whether issuers in the space industry, including companies held by the Trust, may depend on government agencies or government contracts. Please also revise the related risk disclosure as necessary.

Response: The Registrant acknowledges the Staff’s comment and has revised the “Space-Related Issuers Risk” disclosure under “Principal Risk Factors” to address risks associated with dependence upon government agencies, government contracts and related funding considerations. The Registrant notes that the Trust invests in a broad range of companies that MS&Co. Research believes contribute to the space economy, and that the extent to which any particular issuer relies on government agencies or government contracts may vary. Accordingly, the revised disclosure notes that certain space-related issuers depend on government agencies or government contracts and may be affected by changes in government budgets, procurement priorities, contract awards, program delays or cancellations, or agency funding levels. The Registrant has similarly updated the long-form space-related issuers risk disclosure under “Risk Factors”.

* * * * * * * * * *

We hope the foregoing is responsive to each of the comments you provided. Please do not hesitate to contact the undersigned at (202) 373-6173 if you have any questions concerning the foregoing.

Sincerely,

/s/ Christopher D. Menconi
Christopher D. Menconi, Esq.

cc:	Michael B. Weiner, Esq.